

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 14, 2016

Brian K. Plum
President and Chief Executive Officer
Blue Ridge Bankshares, Inc.
17 West Main Street
Luray, VA 22835

   Re: Blue Ridge Bankshares, Inc.
     Offering Statement on Form 1-A
     Filed May 19, 2016
     File No. 024-10554

Dear Mr. Plum:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>What are the material U.S. federal income tax consequences of the merger to River shareholders?, page 3</u>

1. Because you will have opinions of counsel that the merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, please remove the phrase: "assuming the merger qualifies for such treatment . . . ."

<u>Background of the Merger, 55</u>

2. Please revise to clarify how the material terms of the merger agreement were reached and how they evolved through the various revisions to the letter of intent and the four versions of

the merger agreement, particularly as to price and the type and mix of consideration.

Opinion of Blue Ridge's Financial Advisor, page 64

3. We note that management provided financial projections to Blue Ridge's financial advisor. Please revise to disclose the projections shared. To the extent that the discussions that BSP Securities had with River management about "future financial performance" as noted on page 74 included financial projections, please also disclose those projections.

Sandler O'Neill's Relationship, page 73

4. Please revise to disclose the actual transaction fee payable to Sandler O'Neill for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger and the aggregate compensation received by Sandler O'Neill in the past two years for all services.

Interests of Certain River Directors and Executive Officers in the Merger, page 78

5. Please quantify the value of all merger related compensation to River officers and directors that differs from the interests of other River shareholders. For example, and as applicable, please quantify the value of stock option repurchases, director and advisory board positions, and indemnification and insurance.

Material U.S. Federal Income Tax Consequences, page 99

6. Please revise the first paragraph to clarify that the disclosure is based upon and summarizes the opinions of LeClairRyan and Bryan Cave. In addition, please revise the second paragraph to clarify that these opinions have been received and are included as exhibits to this offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Cara Lubit, Staff Accountant, at 202-551-5909 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Scott H. Richter, Esq.